Organicell Regenerative Medicine, Inc.

7595 SW 33rd Street, Suite 246

Davie, Florida, 33314

October 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention: Mr. Gregory Herbers

Re: Organicell Regenerative Medicine, Inc. (the Company”)

Registration Statement on Form S-1

File No. 333-267563

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Monday, October 24, 2022, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (310) 200-9741 or our counsel, Dale S. Bergman, Esq. at (305) 495-4157.

Very truly yours,

ORGANICELL REGENERATIVE MEDICINE, INC.

By:	/s/ Ian Bothwell
Ian Bothwell, Chief Financial Officer